Exhibit (a)(11)


                 SUCCESSFUL COMPLETION OF TENDER OFFER FOR FURON

     Norton Company, a US subsidiary of Compagnie de Saint-Gobain, announced the successful completion of its tender offer for all of the outstanding shares of Furon Company. The offer expired, as scheduled, at 12:00 midnight (EDT) on Friday, October 22, 1999.

     Based on preliminary information from the depositary for the offer, approximately 95,84% of the outstanding shares of Furon have been tendered.

     Norton and Furon will now proceed to complete a merger pursuant to which Furon Company will become an indirect wholly owned subsidiary of Norton Company. The merger is expected to be completed by the end of November.

     With the acquisition of Furon, the leading US manufacturer of high performance plastics, Saint-Gobain creates a global leader in this fast growing industry.

     October 25th 1999